FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Aug 3, 2006

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
----------------------------------
Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer and Investor Relations Director

Sadia S.A.

Interim financial information
Six-month period ended
June 30, 2006 (Unaudited)

(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting principles derived from the Brazilian Corporation Law and rules of the Brazilian Securities Commission (CVM))

Sadia S.A.

Interim financial information (Unaudited)

Six month period ended June 30, 2006

Contents
Independent accountants’ review report	3 - 4
Balance sheets	5 - 7
Income statements	8
Notes to the interim financial information	9 - 48

Independent accountants’ review report

To
The Board of Directors and Shareholders
Sadia S.A.
Concórdia - SC

1.  We have reviewed the interim financial information of Sadia S.A. and the consolidated interim financial information of Sadia S.A and its subsidiaries, for the six-month period ended June 30, 2006, which comprises the balance sheets, the income statements, management report and other relevant information, prepared in accordance with the accounting practices adopted in Brazil.

2. Our review was prepared in accordance with the review standards established by IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accounting, and included, basically: (a) inquiry and discussion with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the interim financial information; and (b) review of the information and subsequent events, which have, or may have, a material effect on the financial situation and the operations of the Company and its subsidiaries.

3.  Based on our special review, we are not aware of any material change which should be made to the interim financial information above for it to be in accordance with accounting practices adopted in Brazil and regulations issued by the Brazilian Securities Exchange Commission (CVM), specifically applicable to the preparation of interim financial information.

4.  Our review was performed with the objective of issuing a review report on the interim financial information referred to in the first paragraph.  The statements of cash flows and added value for the period ended June 30, 2006, are being presented in the notes to the interim financial information and have been included to facilitate additional analysis.  This supplementary information was subject to the same review procedures as applied to the interim financial information and, we are not aware of any material change which should be made to those statements for them to be in accordance with the accounting practices adotped in Brazil and rules issued by the Brazilian Securities Exchange Commission (CVM).

July 21, 2006

KPMG Auditores Independentes
CRC SP014428/O-6-F-SC

Pedro Jaime Cervatti
Contador CRC SP 129565/O-7 T-PR S-SC

Sadia S.A.

Balance sheets (Unaudited)

June 30, 2006 and March 31, 2006

(In thousands of Reais)

	Parent company		Consolidated

Assets	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006

Current assets
Cash and cash equivalents	228,750	61,286	281,964	99,411
Short-term investments	417,818	492,508	2,289,632	2,130,492
Accounts receivable from future contracts	1,963	-	48,421	9,132
Trade accounts receivable	366,848	303,452	353,442	302,107
Inventories	1,113,964	1,111,695	1,217,352	1,205,954
Recoverable taxes	110,097	117,421	116,247	122,353
Deferred tax credits	62,515	37,375	64,903	41,013
Other credits	85,310	78,947	105,054	94,092

	2,387,265	2,202,684	4,477,015	4,004,554

Noncurrent assets
Long-term investments	69,805	67,635	69,805	67,635
Recoverable taxes	131,634	122,753	132,625	122,753
Deferred tax credits	94,428	77,386	94,428	77,386
Judicial deposits	79,015	77,763	79,121	77,869
Related parties	91,495	141,672	-	-
Other credits	82,343	63,427	84,178	64,096

	548,720	550,636	460,157	409,739

Permanent assets
Investments	1,168,843	1,101,823	66,367	70,682
Property, plant and equipment	1,905,195	1,702,069	1,909,877	1,706,879
Deferred charges	109,464	103,883	114,579	107,835

	3,183,502	2,907,775	2,090,823	1,885,396

Total assets	6,119,487	5,661,095	7,027,995	6,299,689

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Balance sheets (Unaudited)

June 30, 2006 and March 31, 2006

(In thousands of Reais)

	Parent company		Consolidated

Liabilities and shareholders’ equity	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006

Current liabilities
Loans and financing	495,862	545,439	1,157,827	1,123,698
Accounts payable from future contracts	2,902	561	30,672	561
Trade accounts payable	456,674	429,254	461,849	432,815
Advances from subsidiaries	637,331	678,131	-	-
Salaries, social charges and accrued vacation payable	122,741	101,986	125,010	103,424
Taxes payable	21,457	31,444	26,557	35,252
Deferred taxes	11,455	4,750	11,455	4,750
Dividends payable	43,420	43,416	43,420	43,416
Employees’ profit sharing	1,414	4,322	2,031	4,640
Other accounts payable	108,890	118,487	154,556	161,202

	1,902,146	1,957,790	2,013,377	1,909,758

Noncurrent liabilities
Loans and financing	927,501	674,518	2,522,590	1,927,993
Related parties	796,138	563,597	-	-
Employee benefit plan	86,873	84,490	86,873	84,490
Provision for contingencies	74,411	72,452	75,931	74,938
Deferred taxes	49,122	42,783	49,122	42,783
Other accounts payable	20,492	17,807	20,465	17,782

	1,954,537	1,455,647	2,754,981	2,147,986

Minority interest in subsidiaries		-	1.452	1,333

Shareholders’ equity
Capital	1,500,000	1,500,000	1,500,000	1,500,000
Profit reserves	738,417	738,417	738,417	738,417
Treasury stock	(10,377)	(10,377)	(10,377)	(10,377)
Retained earnings	34,764	19,618	30,145	12,572

	2,262,804	2,247,658	2,258,185	2,240,612

Total liabilities and shareholders’ equity	6,119,487	5,661,095	7,027,995	6,299,689

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Income statements (Unaudited)

June 30, 2006 and March 31, 2006

(In thousands of Reais, except for information on shares)

	Parent company		Parent company		Consolidated		Consolidated

	Three months ended		Six months ended		Three months ended		Six months ended

	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Gross operating revenue:
Domestic market	1,028,282	980,460	2,051,302	1,943,042	1,028,282	980,251	2,051,302	1,975,474
Foreign market	662,468	976,925	1,365,872	1,764,976	750,869	1,064,159	1,479,211	1,971,515

	1,690,750	1,957,385	3,417,174	3,708,018	1,779,151	2,044,410	3,530,513	3,946,989
Sales deductions:
Value-added tax on sales and sales deductions	(213,903)	(205,823)	(425,087)	(415,465)	(242,349)	(242,468)	(487,692)	(503,189)

Net operating revenue	1,476,847	1,751,562	2,992,087	3,292,553	1,536,802	1,801,942	3,042,821	3,443,800

Cost of goods sold	(1,200,767)	(1,343,429)	(2,400,813)	(2,539,207)	(1,219,820)	(1,324,501)	(2,391,512)	(2,545,301)

Gross profit	276,080	408,133	591,274	753,346	316,982	477,441	651,309	898,499

Operating income (expenses):
Selling expenses	(264,526)	(291,491)	(533,482)	(540,271)	(291,379)	(314,451)	(580,610)	(601,551)
Administrative and general expenses	(16,067)	(12,627)	(28,733)	(25,998)	(16,067)	(12,627)	(28,733)	(25,998)
Management fees	(3,176)	(3,111)	(6,355)	(6,293)	(3,176)	(3,111)	(6,355)	(6,293)
Other operating expenses	(5,429)	(7,696)	(12,149)	27,474	(3,282)	(7,383)	(11,746)	167,183
Financial income (expenses), net	(69,788)	62,576	(16,062)	(13,215)	(56,546)	175,335	47,436	(13,860)
Equity in income (loss) of subsidiaries	71,335	14,525	71,381	78,722	46,594	(139,531)	(3,030)	(135,460)

Operating income (loss)	(11,571)	170,309	65,874	273,765	(6,874)	175,673	68,271	282,520

Nonoperating expenses	(2,421)	(41)	(3,280)	4,147	(2,993)	(48)	(3,880)	4,129

Income (loss) before income and social contribution taxes	(13,992)	170,268	62,594	277,912	(9,867)	175,625	64,391	286,649

Current income and social contribution taxes	-	(22,535)	(3,234)	(22,535)	(735)	(23,070)	(5,974)	(23,679)
Deferred income and social contribution taxes	29,138	(7,999)	25,404	(18,389)	27,887	(8,257)	25,520	(18,887)

Net income before minority interest	15,146	139,734	84,764	236,988	17,285	144,298	83,937	244,083

Minority interest	-	-	-	-	288	255	599	1,043

Net income	15,146	139,734	84,764	236,988	17,573	144,298	84,536	245,126

Outstanding shares net of treasury stock (thousands)	680,496	682,476	680,496	682,476	680,496	682,476	680,496	682,476
Earnings per share - In Reais	0.02226	0.20475	0.12456	0.34725	0.02582	0.21181	0.12423	0.35917

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Notes to the interim financial information (Unaudited)

Six-month period ended March 31, 2006

(In thousands of Reais)

1. Operations

The Company’s main business activities are organized into four operational segments: poultry (chickens and turkeys), pork, processed products and beef. The beef segment was included as from the beginning of this fiscal year as the Company decided to resume to this activity for export.  The large production chain permit its products to be commercialized in Brazil and abroad by retailers, small groceries and food service chains.

The Company distributes its products through several sales points in the local market and to countries located in Europe, Middle East, Eurasia, Asia and Americas. The Company has 13 industrial units and 16 distribution centers located within 14 brazilian states.

The industrially processed products segment has been the principal focus of the Company’s investments in recent years and comprises products such as oven-ready frozen food, refrigerated pizzas and pasta, margarine, industrially processed poultry and pork by-products, crumbed products, a diet line, pre-sliced ready-packed products, and desserts (Miss Daisy).

The Company has a corporate governance tier one listing for its shares on the Sao Paulo Stock Exchange, the Madrid Stock Exchange (Latibex) and ADRs negotiated on the New York Stock Exchange (NYSE).

2. Preparation and presentation of the interim financial information

The individual and consolidated interim financial information were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and the rules of the Brazilian Securities Commission - CVM.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

3. Summary of the principal accounting practices

a. Income statement

Income and expenses are recognized on the accrual basis. Revenue from the Company’s sales is recognized upon shipment of the products and when the following conditions are met: i) the ownership is transferred and therefore risk of loss has passed to the client; ii) collection is probable; iii) there is evidence of an arrangement; and iv) the sales price is fixed or determinable.

b. Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date. Foreign exchange differences arising on translation are recognized in the income statement for the period.

c. Accounting estimates

The preparation of the financial information in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, deferred charges, allowance for doubtful accounts, inventories, deferred tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees’ benefits. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions periodically.

d. Long and short-term investments

Investment funds in local and foreign currency are recorded at market value according to the respective shares price at the date of the interim financial information.

Other long and short-term investments in local and foreign currency are recorded at cost income accrued up to the balance sheet date, not exceeding market value.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Additionally, the portion receivable from currency swap contracts is recorded at the difference between the nominal amounts of these contracts and the amounts restated by the variation of the foreign currency, plus interest earned up to the date of the interim financial information.

e. Trade accounts receivable

Trade accounts receivable are recorded at the amount invoiced and interest is not levied. The allowance for doubtful accounts is the best estimate the Company has and is considered sufficient by management to cover any losses arising on collection of accounts receivable. Accounts receivable are written off against the allowance for doubtful accounts after all means of collection have been exhausted and the possibility of recovery of the amounts receivable is considered remote.

f. Inventories

Finished goods, livestock (excluding breeders), work-in-progress, raw materials and supplies and others are valued at the lower of cost of acquisition or production (average method), or replacement or realization. The cost of finished goods and work-in-progress includes raw materials acquired, labor, production expenses, transport and storage relating to the purchase and production of inventories. Normal production losses are inventoried and abnormal losses are expensed immediately as cost of goods sold.

g. Investments

Investments in subsidiaries in Brazil and abroad are valued using the equity method of accounting, based on the respective shareholders’ equity valued at the same date and in accordance with accounting practices adopted by the Company.

The financial information of foreign subsidiaries is translated into Brazilian Reais, based on the following criteria:

· Balance sheet accounts at the exchange rate at the end of the period.

· Statement of income accounts at the exchange rate at the end of each mont.

Other investments are valued at cost less a provision for devaluation, when applicable.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

h. Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition, formation or construction, including the interest incurred on financing, during the period of construction, modernization and expansion of the industrial units. Expenditures that materially extent the useful lives of existing facilities and equipment are capitalized. Depreciation is calculated using the straight-line method at rates that take into account the estimated useful life of the assets, adjusted in keeping with the work shifts, as disclosed in Note 10. Depletion of forestry resources is calculated based on the extraction of timber and the average costs of the forests.

Breeding stock is recorded at the cost of formation which includes the appropriation of costs of the breeding hens, animal feed, medication and labor. These costs are accumulated for approximately six months until the breeding stock initiates the breeding cycle. From then on, the costs of the breeding stock begin to be amortized by the estimated number of offsprings. The productive cycle ranges from fifteen to thirty months.

i. Impairment of long-lived assets

The Company reviews its property, plant and equipment to verify possible losses considered permanent, whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable based on future cash flows. If these events occur, the reviews will be conducted at the lowest level of groups of assets for which the Company manages to attribute future cash flows. If the carrying amount of an asset is higher than the future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Until now, these reviews have not indicated the need to recognize impairment losses.

j. Deferred charges

Deferred charges are related to pre-operating costs incurred in the implementation of software, and development of new products and markets, and are amortized on a straight-line basis over 5 years as from the beginning of operation.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

k. Current and noncurrent liabilities

Current and noncurrent liabilities are stated at known or estimated amounts, plus related charges and monetary and exchange variations up to the interim financial information date.

l. Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

m. Income and social contribution taxes

The income and social contribution taxes, both current and deferred, are calculated monthly based on taxable income at the rates of 15% plus a surcharge of 10% for income tax and 9% for social contribution and consider the offsetting of tax losses and negative basis of social contribution, limited to 30% of taxable income.

The deferred tax assets were recorded in accordance with CVM Instruction 371/02 and are represented significantly by temporary differences arising from non-deductible provisions, including also tax loss carryforward and negative basis of social contribution.

n. Employees’ benefits

Employees’ benefits are recorded based on actuarial studies prepared annually at the end of the year in compliance with CVM Deliberation 371/00.

o. Environmental questions

Our production facilities and our forestry activities are subject to government environmental regulations. The risks associated with environmental questions are reduced through operational controls and procedures, as well as investments in equipment and systems for pollution control. We believe that no provision for losses related to environmental questions is currently necessary, based on existing Brazilian laws and regulations.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

p. Supplementary information

The statements of cash flows and added value are supplementary to the aforementioned interim financial information and have been included to facilitate additional analysis.

The statements of cash flows have been prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

The statements of added value have been prepared in accordance with the model of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (Institute of Accounting, Actuarial and Financial Research) of the University of Sao Paulo, which have the objective of demonstrating the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

q. Consolidated financial information

The transactions and balances between the Parent Company and its subsidiaries included in the consolidation process have been eliminated and the non-realized profit arising from the sales to the subsidiaries were excluded and incorporated into the inventory balances at the end of each period.  Minority interests were excluded from shareholders’ equity and net income and are presented separately in the consolidated balance sheets and income statements.

In the case of joint ventures, the assets, liabilities and shareholders’ equity and the result for the period were consolidated in proportion to the percentage of ownership.

In accordance with the CVM Instruction 408/04, the Company consolidated the interim financial information of its investment funds Concórdia Foreign Investment Fund Class A and Taurus Fund Limited, where it is the wholly owned investment holder. These investment funds have the sole purpose of centralizing the foreign investment fund portfolio, delegating to third party the administrative functions and maximizing shareholder returns. As of June 30, 2006 and March 31, 2006, these investment funds were consolidated in the Company’s financial information as they had loans collateralized by its own financial assets.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The consolidated financial information includes the accounts of Sadia S.A. and its direct and indirect subsidiaries, including investments in joint ventures.  The consolidated direct or indirect subsidiaries and the corresponding shareholdings of the Company are as follows:

	Shareholdings in % at

	June 30, 2006	March 31, 2006

Sadia International Ltd.	100.00%	100.00%
Sadia Uruguay S.A.	100.00%	100.00%
Sadia Alimentos S.A.	1.00%	1.00%
Sadia Chile S.A.	60.00%	60.00%
Sadia Alimentos S.A.	99.00%	99.00%
Churrascaria Beijing Brazil Ltd. (*)	50.00%	50.00%
Concórdia Foods Ltd. (***)	100.00%	50.00%
Sadia U. K. Ltd.	100.00%	100.00%
Concórdia S.A. C.V.M.C.C.	99.99%	99.99%
Empresa Matogrossense de Alimentos Ltda.	100.00%	100.00%
Intergen Ltda. (**)	100.00%	-
Rezende Óleo Ltda.	100.00%	100.00%
Rezende Marketing e Comunicações Ltda.	0.09%	0.09%
Rezende Marketing e Comunicações Ltda.	99.91%	99.91%
Sadia G.m.b.H.	100.00%	100.00%
Wellax Food Logistics C. P. A. S. U. Lda.	100.00%	100.00%
Sadia Foods G.m.b.H.	100.00%	100.00%
Qualy B.V.	100.00%	100.00%
Sadia Panamá S.A.	100.00%	-
Sadia Japan Ltd.	100.00%	100.00%

(*)         Joint-ventures.
(**)       Control acquired on January 11, 2006 (see note 9).
(***)     Control acquired on May 26, 2006 (see note 9)

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Reconciliation of shareholders’ equity and net income of the Company to the consolidated shareholders’ equity and net income is as follows:

	Net income		Shareholders’ equity

	June 30, 2006	June 30, 2005	June 30, 2006	March 31, 2006

Financial information – Company	84,764	236,988	2,262,804	2,247,658

Elimination of unrealized profits on inventories in intercompany operations, net of taxes	(4,619)	(6,189)	(9,010)	(11,437)

Reversal of the elimination of unrealized profits in inventories, net of taxes, resulting from intercompany operations	4,391	14,327	4,391	4,391

Financial information – consolidated	84,536	245,126	2,258,185	2,240,612

4. Long and short-term investments

	Interest % (annual average)	Parent company		Consolidated

		June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006

Short-term investments
Local currency
Investment funds	15.15	263,034	200,906	311,682	247,697
Austrian Bonds indexed in Reais	15.03	-	288,135	-	288,135
Other	7.65	101	99	101	99

		263,135	489,140	311,783	535,931
Foreign currency
Investment funds	7.89	152,861	-	1,809,140	1,500,785
Interest-bearing current accounts	5.00	-	-	166,887	90,408
Swap contracts		1,822	3,208	1,822	3,208
Interest change contracts		-	160	-	160

		154,683	3,368	1,977,849	1,594,561

Total short-term		417,818	492,508	2,289,632	2,130,492

Long-term investments
Local currency
Treasury bills - LFT	15.19	42,412	40,942	42,412	40,942
National Treasury Certificate - CTN	12.00	27,393	26,693	27,393	26,693

Total long-term		69,805	67,635	69,805	67,635

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Long-term investments as of June 30, 2006 mature as follows:

Maturity:
2008	42,412
2010 onwards	27,393

69,805

The investment fund portfolio in local currency is composed mainly of post-fixed Bank Deposit Certificates, National Treasury Securities and investment funds.

The investment fund portfolio in foreign currency is composed mainly of investments in dual currency, which have differentiated profitability according to the strike negotiated, and structured notes issued by first-tier American and European banks, pegged to securities of first-tier Brazilian  companies and banks.

5. Accounts receivable

	Parent company		Consolidated

	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006
Foreign:
Subsidiaries	136,094	81,655	-	-
Customers	91,433	99,792	219,104	183,130
Advance on export contracts	-	(48,879)	-	(48,879)

Total	227,527	132,568	219,104	134,251
Domestic customers	154,622	184,530	154,778	184,655
(-) Allowance for doubtful accounts	(15,301)	(13,646)	(20,440)	(16,799)

	366,848	303,452	353,442	302,107

The changes in the allowance for doubtful accounts are as follows:

	Parent company		Consolidated

	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006

Balance at the beginning of the period	(13,646)	(9,367)	(16,799)	(10,627)
Amounts charged to expense	(1,655)	(4,847)	(3,641)	(7,001)
Write offs	-	568	-	829

Balance at the end of the period	(15,301)	(13,646)	(20,440)	(16,799)

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The Company and its subsidiaries abroad (Sadia International Ltd and Wellax Food Comércio de Produtos Alimentares Lda.) entered into an agreement for sale of its receivables with an outside financial institution up to the maximum amount of US$130 million, with interest rate of 0.375% p.a. + LIBOR.

As of June 30, 2006, the amount of receivables sold under this agreement amounted to approximately R$250 million (R$239 million as of March 31, 2006). During the period ended June 30, 2006, the Company received cash proceeds of approximately R$912 million (R$862 million for the period ended June 30, 2006) and incurred expenses of R$6 million (R$3.5 million in 2005) with respect to this agreement.

A credit insurance policy covering 90% of the value of the receivables was taken out with third parties and the beneficiaries in the event of default are the contracting financial institutions.

The Company also assigned local receivables to a Credit Assignment Investment Fund (FIDC), administered by Concórdia S.A. Corretora de Valores Móbiliarios, Cambio e Commodities. As of June 30, 2006, the net equity of this fund was R$ 245,540 (R$ 238,536 at March 31, 2006), of which R$ 167,124 (R$ 135,100 at March 31, 2006) was represented by acquisitions of the Company’s receivables on the domestic market, with a discounted cost equivalent to 95% of the CDI per senior quota. The assignment of the receivables is made without right of recourse, and the eventual losses from default for Sadia are limited to the value of the subordinated quotas, which at June 30, 2006, represented R$ 48,366 (R$ 48,381 at March 31, 2006).

During the period ended June 30, 2006, the Company received cash proceeds related to the local receivables sold of approximately R$1,324 million (R$1,186 million for the period ended June 30, 2006) and incurred expenses of R$17 million (R$11 million in 2005) with respect to this agreement.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

6. Inventories

	Parent company		Consolidated

	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006

Finished goods and products for sale	386,985	370,959	486,711	462,652
Livestock and poultry for slaughter and sale	277,950	363,978	277,950	363,978
Raw materials	138,837	123,107	142,305	125,597
Work in process	160,489	83,936	160,489	83,936
Packaging materials	38,181	36,899	38,181	36,899
Storeroom	19,706	23,084	19,706	23,084
Products in transit	12	9,641	206	9,717
Advances to suppliers	86,970	90,473	86,970	90,473
Imports in transit	4,834	9,618	4,834	9,618

	1,113,964	1,111,695	1,217,352	1,205,954

7. Recoverable taxes

	Parent company		Consolidated

	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006

ICMS	158,823	155,811	162,473	157,949
IPI	49,109	48,876	49,142	48,909
Income and social contribution taxes	31,020	30,833	34,129	33,239
COFINS	2,021	3,543	2,350	3,872
PIS	758	1,055	758	1,055
Other	-	56	20	82

	241,731	240,174	248,872	245,106

Short-term portion	110,097	117,421	116,247	122,353
Long-term portion	131,634	122,753	132,625	122,753

a. ICMS - Value-added tax on sales and services

Composed of credits generated by the commercial operations and by the acquisition of property, plant and equipment, of a number of the Company’s units and can be offset with taxes of the same nature.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

b. IPI - Excise tax

Composed of amounts arising from the following operations: presumed credit on packaging and inputs, presumed credit for reimbursement of PIS/PASEP and COFINS on exportations and export incentives, which can be compensated with other federal taxes.

c. Income and social contribution taxes

Correspond to income tax withheld at source on short-term financial investments and income tax and social contributions paid in advance that can be offset with federal taxes and contributions.

d. PIS/COFINS - Contributions on sales and services

Composed of credits arising from non-cumulative collection of PIS and COFINS, which can be compensated with other federal taxes.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

8. Related party transactions and balances

Related party transactions reters mainly to sales operations between the Company and its subsidiaries that were performed under normal market conditions for similar types of operations. The balance sheet and income statement transactions between related parties are shown below:

	Balance sheet

	June 30, 2006	March 31, 2006

Accounts receivable
Wellax Food Logistics C. P. A. S. U. Lda.	112,76	70,574
Sadia International Ltd.	14,440	318
Sadia Alimentos S.A.	1,658	1,761
Sadia Uruguay S.A.	870	963
Qualy B.V.	4,181	6,578
Sadia Chile S.A.	2,469	1,461

	136,094	81,655
Interest on shareholders’ equity
Concórdia C.V.M.C.C.	4,548	4,548

	4,548	4,548
Loans
Wellax Food Logistics C. P. A. S. U. Lda.	90,074	140,303
Sadia International Ltd.	(234)	(235)
Empresa Matogrossense de Alimentos Ltda.	724	673
Rezende Óleo Ltda.	874	874
Rezende Marketing e Comun. Ltda.	57	57

	91,495	141,672
Advances from subsidiaries
Wellax Food Logistics C. P. A. S. U. Lda.	(1,431,604)	(1,239,857)
Sadia International Ltd.	(1,865)	(1,871)

	(1,433,469)	(1,241,728)

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

	Statement of income
	June 30, 2006	June 30, 2006
Sales
Wellax Food Logistics C. P. A. S. U. Lda.	852,893	1,074,010
Sadia International Ltd.	57,029	-
Sadia Chile S.A.	6,948	6,610
Sadia Alimentos S.A.	4,733	5,878
Sadia Uruguay S.A.	2,954	2,499
Só Frango Produtos Alimentícios Ltda.	-	1,318
Qualy B. V.	24,038	-
	948,595	1,090,315
Purchase of goods
Só Frango Produtos Alimentícios Ltda.	-	16,030
	-	16,030
Net financial result
Wellax Food Logistics C. P. A. S. U. Lda.	20,671	36,486
Sadia International Ltd.	6	314

	20,677	36,800

9. Investments

		Shareholders’ equity	Net income (loss) for the period	Equity result	Investment balances
Investments	Ownership				June 30, 2006	March 31, 2006

Sadia G.m.b.H.	100,00%	979,433	73,975	77,290	979,433	910,538
Sadia International Ltd.	100,00%	84,077	(2,369)	(9,369)	84,077	82,770
Concórdia S.A. CVMCC	99,99%	60,099	4,034	6,420	60,098	56,321
Rezende Óleo Ltda.	100,00%	1,085	(53)	(55)	1,085	1,112
Empresa Matogrossense de Alimentos Ltda.	100,00%	780	(570)	(570)	780	1,350
Intergen Ltda.	100,00%	534	51	51	534	524
Rezende Marketing e Comunicaçao Ltda.	99,91%	(27)	(2)	(2)	-	-
Total in subsidiaries				73,765	1,126,007	1,052,615

Goodwill in acquisition of investments				-	41,452	47,763
Other investments				-	1,384	1,445
Total investments of the Company				73,765	1,168,843	1,101,823
Other investments of subsidiaries/affiliates				-	23,531	21,474
Investments eliminated on consolidation				(74,410)	(1,126,007)	(1,052,615)

Total consolidated investments				(645)	66,367	70,682

Movement of the investments in the quarter:

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

			Shareholding result
	Acquisition	Amortization	Operating	Non-operating

Sadia G.m.b.H.	-	-	68,895	-
Sadia International Ltd.	-	-	1,307	-
Concórdia S.A. CVMCC	-	-	1,720	2,057
Rezende Óleo Ltda.	-	-	(27)	-
Intergen Ltda.	-	-	10	-
Empresa Matogrossense de Alimentos Ltda.	-	-	(570)	-

	-	-	71,335	2,057

Goodwill in acquisition of investments	-	(6,311)	-	-
Others Investments	(61)	-	-	-

	(61)	(6,311)	71,335	2,057

The accumulated income from equity interest on the consolidated financial statements is represented by translation losses of R$ 3,030 and a non-operating income of R$ 2,385.

On January 11, 2006 the Company acquired 100% of the quotas representing the capital of the Intergen Ltda. The acquisition generated a goodwill in the amount of R$ 515, classified as other economical reasons and therefore amortized directly in the income statement as other operating expenses. The acquired company’s business relates to porks genetics.

On June 30, 2006, the net balance of goodwill amounted to R$41,452 and was comprised of: i) goodwill related to the acquisition of Só Frango Produtos Alimentícios Ltda. in the amount of R$62,505 with accumulated amortization of R$12,624 (R$16,484 in 2005) and ii) goodwill related to the acquisition of Empresa Matogrossense de Alimentos Ltda. (start-up phase) in the amount of R$8,055, that will be amortized once it starts its operations forecasted for 2007. Such goodwill has been recorded based on projections of future profitability.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

10. Property, plant and equipment

		Parent company

	Depreciation % (annual average)	Cost	Depreciation	Residual amount

		June 30, 2006	June 30, 2006	June 30, 2006	March 31, 2006

Lands	-	83,634	-	83,634	70,912
Buildings	4%	798,667	(341,637)	457,030	445,945
Machinery and equipment	15%	1,099,056	(574,219)	524,837	500,804
Installations	10%	291,892	(131,571)	160,321	152,229
Vehicles	27%	12,016	(7,916)	4,100	4,483
Breeding stock	-	260,048	(148,417)	111,631	103,510
Forestation and reforestation	-	29,198	(6,509)	22,689	17,939
Other	-	1,416	(1,212)	204	1,393
Construction in progress	-	445,969	-	445,969	350,180
Advances to suppliers	-	94,780	-	94,780	54,674

		3,116,676	(1,211,481)	1,905,195	1,702,069

		Consolidated

	Depreciation % (annual average)	Cost	Depreciation	Residual amount

		June 30, 2006	June 30, 2006	June 30, 2006	March 31, 2006

Lands	-	83,849	-	83,849	71,127
Buildings	4%	799,781	(342,199)	457,582	446,398
Machinery and equipment	15%	1,101,987	(575,713)	526,274	502,362
Installations	10%	292,161	(131,673)	160,488	152,374
Vehicles	27%	13,389	(8,312)	5,077	5,351
Breeding stock	-	260,325	(148,547)	111,778	103,510
Forestation and reforestation	-	29,198	(6,509)	22,689	17,939
Other	-	3,011	(2,079)	932	1,939
Construction in progress	-	446,428	-	446,428	351,205
Advances to suppliers	-	94,780	-	94,780	54,674

		3,124,909	(1,215,032)	1,909,877	1,706,879

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

We present the changes in the cost of property, plant and equipment below:

	Consolidated
	Balances at June 30, 2006				Balances at June 30, 2006
		Additions	Disposal	Transfers

Lands	71,127	12,722	-	-	83,849
Buildings	782,770	2,934	(399)	14,476	799,781
Machinery and equipment	1,061,295	6,410	(8,123)	42,405	1,101,987
Installations	278,855	1,116	(291)	12,481	292,161
Breeding stock	233,618	26,561	-	146	260,325
Forestation and reforestation	24,191	787	-	4,220	29,198
Vehicles	13,617	283	(585)	74	13,389
Other	4,037	231	(114)	(1,143)	3,011
Construction in progress	351,205	171,952	(570)	(76,159)	446,428
Advances to suppliers	54,674	40,344	-	(238)	94,780

Total Cost of acquisition	2,875,389	263,340	(10,082)	(3,738)	3,124,909

a. The construction in progress is mainly represented by projects related to expansion and optimization of the industrial units.

b. In accordance with CVM Deliberation 193/96 the interest incurred in the period arising from financing of projects for modernization and expansion of the industrial units has been recorded in the respective costs of the construction in progress in the amount of R$ 15,546
(R$ 6,767 in the period ended on June 30, 2006).

11. Deferred charges

		Parent company

		Cost	Amortization	Residual value

	Rate	June 30, 2006	June 30, 2006	June 30, 2006	March 31, 2006

Softwares implementation	25%	111,284	(48,876)	62,408	76,495
Product development	20%	17,255	(4,313)	12,942	11,264
Reorganization expenses	20%	24,091	(2,784)	21,307	15,821
Start up costs	20%	17,870	(5,521)	12,349	-
Other	20%	784	(326)	458	303
		171,284	(61,820)	109,464	103,883

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

		Consolidated

		Cost	Amortization	Residual value

	Rate	June 30, 2006	June 30, 2006	June 30, 2006	March 31, 2006

Softwares implementation	25%	112,402	(49,380)	63,022	80,301
Product development	20%	20,147	(4,390)	15,757	11,264
Reorganization Expenses	20%	24,091	(2,784)	21,307	15,821
Start up costs	20%	19,427	(5,521)	13,906	-
Other	20%	1,033	(446)	587	449
		177,100	(62,521)	114,579	107,835

12. Loans and financing - Short-term

	Parent company		Consolidated

	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006
Short-term

Foreign currency
Net working financing obtained from the custodian financial institution of structured notes invested by the Company subject to LIBOR variation for 1-month deposits (5.33% in June 2006) plus interest of 0.10% % p.a., guaranteed by its investments.	-	-	368,983	282,729

Advanced collection relating to the receivables sold, with no interest	-	8,818	145,719	96,596

Credit lines for the development of foreign trade, with interest rates of 5.30% p.a., guaranteed by promissory notes or sureties.	-	-	4,479	4,469

Currency swap contracts	4.736	5,886	4,736	5,886
Interest rate swap contracts	14	301	14	301

	4,750	15,005	523,931	389,981
Local currency

Rural credit lines in amount of R$176,334 which interest rates of 8.75% p.a. and working capital loan in amount of R$101,116 subject to TR and interest of 9.60% p.a.	277,450	164,805	277,450	164,805

Currency swap contracts	35,932	49,284	35,932	49,284

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

	Parent company		Consolidated

	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006
Short-term

	313,382	214,089	313,382	214,089

	318,132	229.094	837,313	604,070

Short-term portion of the long-term debt

Foreign currency

Export financing composed of prepayment in amount of R$39,111 subject to LIBOR variation for 6-month deposits (5.59% in June 2006) and interest of 4.37% p.a. and a line focused on the incentive for foreign trade activities, in amount of R$142,784, subject to LIBOR variation for 6-month deposits plus annual interest of 1.55% guaranteed by promissory notes or sureties.	39,111	43,928	181,895	247,211

Net working financing obtained from the custodian financial institution of structured notes invested by the Company, subject to LIBOR variation for 1-month deposits (4.83% in March 2006) plus interest of 0.10% p.a., guaranteed by its investments.	-	136,780	-	136,780

IFC (International Finance Corporation) funding in foreign currency for investment in property, plant and equipment, with interest rate of 9.05% p.a., guaranteed by real estate mortgages.	19,314	20,519	19,314	20,519

BNDES (National Bank for Economic and Social Development), for investments and exports credit lines, composed as follows: FINEM in the amount of R$9,746 subject to the weighted average of exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$1,168 subject to the weighted average of exchange variation of currencies traded by BNDES-UMBNDES and fixed interest of 3.50%, guaranteed by mortgage bonds and real estate mortgage.	10,914	10,743	10,914	10,743

	69,339	211,970	212,123	415,253

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

	Parent company		Consolidated
	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006
Short-term

Local currency

BNDES (National Bank for Economic and Social Development), investments and exports credit lines, composed as follows: FINAME in the amount of R$12,884 subject to the Long-Term Interest Rate -TJLP (8.15% p.a. in June 2006) and interest of 3.55% p.a., FINAME-EXIM in the amount of R$67,170 subject to TJLP and interest of 3.97% p.a. and FINEM in the amount of R$14,976 subject to TJLP and interest of 3.50% p.a., guaranteed by mortgage bonds and real estate mortgages.	95,030	94,840	95,030	94,840

PESA - Special Aid for Agribusiness payable in installments, subject to IGPM variation and annual interest of 9.89%, guaranteed by sureties	2,781	1,403	2,781	1,403

Others subject to interest from 1% to 14% p.a.	10,580	8,132	10,580	8,132

	108,391	104,375	108,391	104,375

Short-term portion of long-term debt	177,730	316,345	320,514	519,628

Total short-term	495,862	545,439	1,157,827	1,123,698

At June 30, 2006 the weighted average interest on short-term loans was 6.73% p.a. (6.87% p.a. at March 31, 2006).

13.  Loans and financing - Long-term

	Parent company		Consolidated

	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006

Foreign currency

Export financing composed of prepayment in amount of R$245,949 payable in installments up to 2010, subject to LIBOR variation for 6-month deposits (5.59% in June 2006) annual interest of 4.37% p.a., and a line focused on the incentive for foreign trade in amount of R$1,737,873, subject to LIBOR variation for 6-month and an interest rate of 1.55% p.a., guaranteed by promissory notes or sureties.	245,949	261,415	1,983,822	1,718,173

Financing subject to LIBOR variation for 1-month deposits (4.83% in March 2006) plus interest of 0.10% p.a., guaranteed by its own titles.	-	136,780	-	136,780

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

IFC (International Finance Corporation) funding in foreign currency for investments in property, plant and equipment, with interest at the rate of 9.05% p.a., guaranteed by real estate mortgages.	19,314	20,519	19,314	20,519

BNDES (National Bank for Economic and Social Development), payable from 2006 to 2013, composed as follows: FINEM in the amount of R$22,625 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$79,948 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed annual interest of 3.50% p.a. guaranteed by mortgage bonds and real estate mortgages.	102,573	63,458	102,573	63,458

Currency swap contracts	3,063	3,815	3,063	3,815

	370,899	485,987	2,108,772	1,942,745
Local currency

BNDES (National Bank for Economic and Social Development), investments and exports credit lines, payable from 2006 to 2012, composed as follows: FINAME in the amount of R$463,562 subject to the Long-Term Interest Rate - TJLP (8.15% p.a. in June 2006) and interest of 3.55% p.a., FINAME-EXIM in the amount of R$67,170 subject to TJLP and interest of 3.55% p.a. and FINEM in the amount of R$29,350 subject to TJLP and interest of 3.50% p.a., guaranteed by mortgage bonds and real estate mortgages.	560,082	329,472	560,082	329,472

PESA - Special Aid for Agribusiness payable from 2006 to 2020, subject to IGPM variation and annual interest of 9.89%, guaranteed by sureties	129,874	128,851	129,874	128,851

Currency swap contracts	6,501	6,945	6,501	6,945

Others subject to interest from 1% to 14% p.a.	37,875	39,608	37,875	39,608

	734,332	504,876	734,332	504,876

	1,105,231	990,863	2,843,104	2,447,621

Short-term portion of long-term debt	(177,730)	(316,345)	(320,514)	(519,628)

Total long-term	927,501	674,518	2,522,590	1,927,993

The noncurrent portions of financings at June 30, 2006 mature as follows:

	Parent Company	Consolidated
Maturity:
2007	79,031	137,467
2008	187,699	250,502
2009	166,969	166,969
2010 onwards	493,802	1,967,652
	927,501	2,522,590

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

14.  Pension plans for employees

In addition to the pension plan, the Company's human resources policy offers the following benefits:

. Payment of the penalty in connection with the Government Severance Indemnity Fund for Employees upon retirement;
.. Payment of a bonus for time of service;
.. Payment of indemnification for termination of service; and
. Payment of indemnification for retirement.

These benefits are due in one single payment upon the employee's retirement or termination of service, and the amounts are computed by actuarial calculations.

15.  Contingencies

Commitments

The Company has non-cancelable leasing agreements for industrial units that expire over the next three years. These leasing are subject to renewal for 4 more years and do not require any penalty if the Company does not renew them. The Company does not pay execution costs, such as maintenance and insurance.  The rental expenses totaled R$31,834 in the period ended June 30, 2006 (R$16,055 in the same period of 2005).

The table below shows the future payments related to the leasing agreement at June 30, 2006:

2006	32,600
2007	65,200
2008	34,200

Total	132,000

In addition the Company signed purchase agreements for production purposes (packaging) in the approximate amount of R$300 million on June 30, 2006, payable until 2010.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Contingencies

The Company and its subsidiaries have several on going claims of a labor, civil and tax nature, resulting from its normal business activities. The respective provisions for contingencies were constituted based on the opinion of the Company's legal counsel, which considered that unfavorable outcomes are likely.

The Company's management believes that the provision for contingencies shown below is sufficient to cover any losses arising from legal proceedings.

	Parent company		Consolidated

	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006

Tax proceedings	41,846	40,185	43,365	42,670
Civil proceedings	13,624	14,851	13,624	14,851
Labor proceedings	18,941	17,416	18,942	17,417

	74,411	72,452	75,931	74,938

The changes in the provision for contingencies are presented as follows:

	Consolidated
	Balances at March 31, 2006				Balances at June 30, 2006
		Additions	Disposals	Monetary Updates

Tax proceedings	42,670	4,071	(2,964)	(412)	43,365
Civil proceedings	14,851	32	(1,387)	128	13,624
Labor proceedings	17,417	707	-	818	18,942

	74,938	4,810	(4,351)	534	75,931

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Tax litigation

The main tax contingencies involve the following cases:

a.  Income and social contribution taxes on net income

Provision for income and social contribution taxes on net income amounting to R$12,475, of which R$6,120 recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2002), R$4,713 on withholding income tax on investments of Granja Rezende and R$1.642 for other provisions.

b.  Sales TAX (ICMS)

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Amazonas (SUFRAMA), totaling a probable contingency estimated at R$20,644.

c.  Other tax contingencies

Several cases related to payment of IOF (Tax on Financial Operations), PIS (Social Integration Program Tax), COFINS (Tax for Social Security Financing) and others totaling a probable loss of R$10,246.

The Company has other tax contingencies where the claimed amount is R$371,000, which were assessed as possible losses by the Company's legal counsel and management and, therefore, no provision was recorded.

On November 9, 2005, the Supreme Court declared by a majority of votes that Law 9718/98 was unconstitutional, which changed the calculation basis of PIS and COFINS, including operating and financial income. This decision affects only the taxpayers whose actions have been judged, however, this decision indicates that the court suits that have the same objective will also be successful. The Company has a court suit questioning the increase in the basis, however, it has been calculating and paying these taxes in accordance with the law. If the Company had already received a final decision, the credit to be recognized in the financial statements would be approximately R$90,000.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Civil litigation

Represents principally proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

The Company has other civil contingencies where the claimed amount is R$42,894, which were assessed as possible losses by the Company's legal counsel and management and, therefore, no provision was recorded.

Labor claims

The company is involved in approximately 2,216 labor claims. These labor lawsuits refer mainly to claims for overtime, and health exposure and hazard claims, none of which involve a significant amount on an individual basis. The total amount involved is R$40,794, for which the provision in the amount of R$ 18,942 was recorded based on historical information, representing the best estimate for probable losses.

Court deposits

Whenever necessary the Company has made court deposits, as follows:

	Parent company		Consolidated

	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006

Tax proceedings	63,890	63,036	63,890	63,036
Labor proceedings	14,080	13,750	14,080	13,750
Civil proceedings	1,045	977	1,151	1,083

	79,015	77,763	79,121	77,869

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Guarantees

The Company provides guarantees to loans obtained by certain out growers located in the central region of the country as part of a special development program for that region. Such loans are used to improve the out growers farms installations and will be repaid in 10 years, where the Company obtain from the out growers their farms and installations as a collateral for such guarantees provided. The amount for such guarantees provided as of June 30, 2006 amounted R$18,962.

16  Shareholders' equity - Parent company

a.  Capital

Subscribed and paid-in capital is represented by the following shares with no par value:

	June 30, 2006	March 31, 2006

Common shares	257,000,000	257,000,000
Preferred shares	426,000,000	426,000,000

Total shares	683,000,000	683,000,000

Preferred shares in treasury	(2,504,288)	(2,504,288)

Total outstanding shares	680,495,712	680,495,712

b.  Changes in shareholders' equity

		Profit	Treasury	Retained
	Capital	reserves	stock	earnings	Total

Balances at December 31, 2005	1,500,000	738,417	(10,377)	-	2,228,040
Interest on shareholders' equity	-	-	-	(50,000)	(50,000)
Net income for the quarter	-	-	-	69,618	69,618

Balances at March 31, 2006	1,500,000	738,417	(10,377)	19,618	2,247,658
Net income for the quarter	-	-	-	15,146	15,146

Balances at June 30, 2006	1,500,000	738,417	(10,377)	34,764	2,262,804

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

c.  Treasury stock

The Company's treasury stock consists of 2,504,288 preferred shares acquired for R$10,377 for future sale and/or use in the stock option plan. At June 30, 2006 the market value corresponded to R$14,400 (R$14,525 at March 31, 2006).

d.  Market value

The market value of Sadia S,A, shares according average quotation of shares negotiated on the São Paulo Stock Exchange - BOVESPA, corresponded to R$5.75 per share at June 30, 2006 (R$5.80 at March 31, 2006). Net equity on that date was R$3.33 per share (R$3.30 at March 31, 2006).

17  Stock option plan

In the Ordinary and Extraordinary General Meeting of April 29, 2005 the stock option plan was approved in its first phase for the Company's officers. The plan comprises nominative preferred shares issued by the Company available in treasury and has the long-term aim of stimulating the feeling of ownership and commitment to the Company by the participants, and, thus, is in line with the shareholders' interests.

The plan will be managed by a Management Committee, composed of the Chief Executive Officer and the Human Resources Committee of the Board of Directors.

The price for exercising the purchase options does not include any discount and will be based on the average value of the quotation for the share in the last three days of trading on the São Paulo Stock Exchange prior to the grant date, updated by the accumulated National Consumer Price Index (INPC) between the grant date and the date of exercising the option. The vesting period, during which the participant cannot exercise his/her right to purchase the shares, will be three years as from the option granting date. The participant will be able to fully or partially exercise his/her purchase rights after the vesting period within a maximum period of 2 years, and only after this period has expired will he/she lose the right to the options not exercised.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The composition of the options granted is presented as follows:

	Date			Price of shares

Grant date	Start	Final	Number of shares	Price on the Grant date	Updated - INPC	Market 06/30/06

06/24/05	06/23/08	06/13/10	2,200,000	4,55	4,68	5,75

Since the Company has treasury shares earmarked for the stock option plan, the difference between the market value and the updated price for the year will not affect the Company's results.

18  Employees' profit sharing

The Company concedes to its employees' a profit sharing plan, which depends on attaining specific targets, established and agreed at the beginning of each year.  This plan has been approved by the Company's Board of Directors and it has been registered through a formal agreement with the Unions.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

19  inancial result

	Parent company		Consolidated

	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Financial expenses

Interest	(93,088)	(108,996)	(114,862)	(116,952)
Monetary variations - Liabilities	(5,881)	(5,039)	(5,881)	(13,296)
Exchange variations - Liabilities	48,925	213,584	96,572	214,109
Others	(24,134)	(19,748)	(30,292)	(26,865)
	(74,178)	79,801	(54,463)	56,996

Financial income

Interest	32,951	46,241	107,976	115,066
Monetary variations - Assets	228	178	228	178
Exchange variations - Assets	(29,954)	(108,625)	(69,081)	(19,413)
Others	54,891	9,879	62,776	14,356
	58,116	(52,327)	101,899	110,187

Financial result, net	(16,062)	27,474	47,436	167,183

20  Income and social contribution taxes

Income before the provision for income tax and social contribution on net income was composed as follows:

	Parent company		Consolidated

	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Local	62,594	277,912	(7,218)	80,114
Foreign	-	-	71,609	206,535

	62,594	277,912	64,391	286,649

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The composition of income and social contribution taxes is as follows:

	Parent company		Consolidated

	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Local
Current	(3,234)	(22,535)	(5,649)	(23,679)
Deferred	24,599	(19,810)	24,715	(20,308)

	21,365	(42,345)	19,066	(43,987)
Foreign
Current	-	-	(325)	-
Deferred	805	1,421	805	1,421

	805	1,421	480	1,421

	22,170	(40,924)	19,546	(42,566)

Income and social contribution taxes were calculated at applicable rates and reconciliation with the income and social contribution taxes expenses, is shown below:

	Parent company		Consolidated

	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Income before taxation/profit sharing	62,594	277,912	64,391	286,649
Interest on shareholders' equity	(50,000)	(55,977)	(50,000)	(55,977)
Income before income and social contribution taxes	12,594	221,935	14,391	230,672
Income and social contribution taxes at nominal rate - 34%	(4,282)	(75,458)	(4,893)	(78,428)

Adjustment to calculate the effective rate
Permanent differences:
Equity in earnings of subsidiaries	25,080	27,406	23,657	25,319
Others	567	5,707	(23)	9,122
Provision for income and social contribution taxes on foreign subsidiary
	805	1,421	805	1,421

Income and social contribution taxes at effective rate	22,170	(40,924)	19,546	(42,566)

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The composition of deferred income and social contribution taxes is as follows:

	Parent company		Consolidated

	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006
Assets
Deferred taxes:
Tax loss carryforwards and negative basis of social contribution	74,904	34,798	74,904	34,798
Employees' benefits plan	29,537	28,727	29,537	28,727
Provision for contingencies	25,300	24,634	25,817	25,479
Allowance for doubtful accounts	9,810	11,922	9,810	11,922
Provision for loss on property, plant and equipment	5,018	4,417	5,018	4,417
Amortization of goodwill	4,939	3,855	4,939	3,855
Summer Plan depreciation	2,564	2,723	2.,564	2,723
Employees' profit sharing	481	1,470	691	1,578
Outhers	4,390	2,215	6,051	4,900

Total deferred tax asset	156,943	114,761	159,331	118,399

Short-term portion	62,515	37,375	64,903	41,013
Long-term portion	94,428	77,386	94,428	77,386

Liability:
Deferred tax:
Depreciation on rural activities	53,871	47,533	53,871	47,533
Provision for grains update	6,706	-	6,706	-
Total deferred tax liability	60,577	47,533	60,577	47,533

Short-term portion	11,455	4,750	11,455	4,750
Long-term portion	49,122	42,783	49,122	42,783

Net balance	96,366	67,228	98,754	70,866

The Management considers that the deferred assets arising from temporary differences will be realized in proportion to the final solution of the contingencies and to the payment of the liabilities forecast for the employees' benefit plans.

The deferred tax assets related to the income tax loss carryforwards and negative basis of social contribution, represented by R$64,238 of Parent and R$10,666 from a foreign subsidiary will be realized base on future taxable income on such companies. Management estimates that the deferred tax asset related to the Parent will be fully realized during this year and the deferred tax asset related to the foreign subsidiary will be realized within three years.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

21  Risk management and financial instruments

The Company's operations are exposed to market risks, principally in relation to exchange rate variations, credit risk and grain purchase prices. These risks are monitored by the Risk Management Area that uses a specific system to calculate the "VAR -Value at Risk, Stress Test and Back Testing", and permanently monitored by the finance committee, composed of members of the Board of Directors and other finance executives of the Company, who are responsible for defining the Board's risk management strategy by determining the position and exposure limits. In June 30, 2006 the Value at Risk (VAR) of the financial assets and liabilities, for one year, with a 95% of confidence rating, represents R$58,987, representing 2.61% of equity (not reviewed by auditors).

a.  Exchange rate and interest risk

The exchange rate risk for loans, financing and any other payables denominated in foreign currency is hedged by short-term investments denominated in foreign currency, with same interest rates, and by derivative financial instruments, such as rate swaps (dollar to CDI), interest rate swap contracts (Libor to pre-fixed or vice-versa) and future market agreements, in addition to foreign receivables from exports, which also reduce exchange variations by serving as a "natural hedge".

The Company, within its hedge strategy, uses currency futures contracts (US dollars, Euros and Pounds), as a form of mitigating exchange rate risk over operating and financial assets and liabilities. The nominal amounts of these contracts are not recorded in the financial statements.

The result realized from the futures contracts in the period ended June 30, 2006, generated a gain of R$22,487 (R$101,399 in the same period of 2005), recorded as financial results in positive exchange variances.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The results of the operations in the currency futures market, realized and not financially settled, and the daily adjustments of currency futures contracts of the Future and Commodities Exchange - BM& F are recorded in the interim financial information as"Amounts receivable from futures contracts" and "Amounts payable for futures contracts".

Unearned income from contracted operations with future maturities is not recognized in the financial information. The market value of these contracts, if they were settled at June 30, 2006, would generate a loss of approximately R$50,050.

The Company's exposure to exchange variation (mainly in US dollars) is shown below:

	Consolidated

	June 30, 2006	March 31, 2006
Assets and liabilities in foreign currency
Cash and short-term investments	2,030,091	1,631,672
Amounts receivable from futures contracts	48,421	9,132
Trade accounts receivable, net	213,973	131,107
Suppliers	(27,821)	(29,286)
Loans and financing	(2,632,703)	(2,332,726)
Amounts payable for futures contracts	(30,672)	(561)
Swap contracts (dollar for CDI)	62,279	98,633

	(336,432)	(492,029)

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Consolidated hedge contracts outstanding at June 30, 2006 with their respective payment schedules are as follows:

	Position	Payment schedule
Derivative instruments	June 30, 2006	2006	2007	2008

Currency swap contracts:
Base value - R$	62,349	40,065	12,908	9,376
Base value - US$	21,792	14,288	4,347	3,157

Receivables/payables:
Asset	1,822	1,822	-	-
Liability	(50,232)	(36,574)	(7,911)	(5,747)

Rate swap contracts:
Base value - R$	19,84	19,84	-	-
Base value - US$	9,167	9,167	-	-

Amount payable	(14)	(14)	-	-

Futures contracts - US dollars:
Long position - US$	729,5	729,5	-	-
Short position - US$	730	730	-	-

Future market contracts:
Receivable	567,5	567,5	-	-
Payable	587,5	587,5	-	-

Amounts to be received	48,421	48,421	-	-
Amounts to be paid	(30,672)	(30,672)	-	-

b.  Credit risk

The Company is potentially exposed to credit risk in relation to its trade accounts receivable, long and short-term investments and derivative instruments. The Company limits the risk associated with these financial instruments by subjecting them to the control of highly rated financial institutions that operate within the limits pre-established by the credit and financing committees.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The concentration of credit risk with respect to accounts receivable is minimized due to the spread of its client base, since the Company does not have any customer or group representing 10% or more of its consolidated revenues, as well as granting credits for customers with solid financial and operational ratios. Generally, the Company does not require a guarantee for domestic accounts receivable.

c.  rain purchase price risks

The Company’s operations are exposed to the volatility in prices of grain (corn and soybean) used in the preparation of animal feed for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others. The Company does not enter into futures or options contracts to hedge against fluctuations in the prices of the commodities, however it maintains a risk management strategy, based on physical control, which includes purchase of grain at fixed and fixable prices. The Company has a Grains Committee, composed of the chief executive officer and financial and operational executives. Its aim is to permanently monitor changes in scenarios, establishing limits of authority for purchase or sale.

d.  Estimated market values

Financial assets and liabilities are presented in the interim financial information balance sheet at cost plus accrued income and expenses and are stated according to their corresponding expected realization or settlement.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The Company used the following methods and assumptions to estimate the disclosure of the fair value of its financial instruments as of June 30, 2006 and March 31, 2006:

•  Cash and cash equivalents: The book values of cash and banks recorded in the balance sheet are similar to the respective fair values.

•  Short-term financial investments: The fair value of short-term financial investments is estimated based on the market quotations of comparable contracts.

•  Accounts receivable and payable: The book values of accounts receivable and payable recorded in the balance sheet are similar to their respective fair values.

•  Short and long-term loans and financing: The market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks, or based on the market quotation of these securities. The market values of BNDES financing are similar to the book values, since there are no similar instruments with comparable maturities and interest rates.

•  Exchange and interest rate swap contracts: The fair values of exchange and interest rate swap contracts were estimated based on market quotations for comparable contracts. As of June 30, 2006 the contracted amounts in force totaled R$126,557 (R$829,283 in March 31, 2006) and the valuation of these contracts to fair value would result in losses of R$44,219 (losses of R$44,738 in March 31, 2006). The effective cash settlements of the contracts occur on the respective maturities of each agreement. The Company does not intend to settle these contracts before their maturity.

The market values were estimated on the balance sheet date, based on “relevant market information”. Changes in the assumptions may significantly affect these estimates.

The book values and the estimated fair values of the Company’s financial instruments as of June 30, 2006 and March 31, 2006 are presented in the table below. The fair value of a financial instrument is the amount for which the instrument could be traded between interested parties under current market conditions.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

	Consolidated

	June 30, 2006		March 31, 2005

	Cost Value	Market	Cost Value	Market

Cash and cash equivalents	281,964	281,964	99,411	99,411
Short and Long Term Investments - Local Currency	381,588	381,588	603,566	603,566
Short and Long Term Investments - Foreign Currency	1,977,849	1,977,990	1,594,561	1,593,003
Trade accounts receivable	353,442	353,442	302,107	302,107
Loans and financing	3,680,417	3,654,656	3,051,691	3,028,946
Suppliers	461,849	461,849	432,815	432,815
Futures Contracts, net	17,749	17,749	8,571	8,571

e.  Financial indebtedness

	Consolidated - Currency

	June 30, 2006			March 31, 2006

	Local	Foreign	Total	Local	Foreign	Total

Assets

Cash and cash equivalents	229,722	52,242	281,964	62,300	37,111	99,411
Short-term investments	311,783	1,977,849	2,289,632	535,931	1,594,561	2,130,492
Accounts receivable from future contracts	-	48,421	48,421	-	9,132	9,132

Total current assets	541,505	2,078,512	2,620,017	598,231	1,640,804	2,239,035

Long-term investments	69,805	-	69,805	67,635	-	67,635

Total noncurrent assets	69,805	-	69,805	67,635	-	67,635

Total financial assets	611,310	2,078,512	2,689,822	665,866	1,640,804	2,306,670

Liabilities

Short-term financing	421,773	736,054	1,157,827	318,464	805,234	1,123,698
Accounts payable from future contracts	-	30,672	30,672	-	561	561

Swap contracts - Short-term	46,675	(46,675)	-	79,743	(79,743)	-

Total current liabilities	468,448	720,051	1,188,499	398,207	726,052	1,124,259

Long-term financing	625,941	1,896,649	2,522,590	400,501	1,527,492	1,927,993
Swap contracts - long-term	15,604	(15,604)	-	18,890	(18,890)	-

Total noncurrent liabilities	641,545	1,881,045	2,522,590	419,391	1,508,602	1,927,993

Total financial liabilities	1,109,993	2,601,096	3,711,089	817,598	2,234,654	3,052,252

Financial income (expenses), net	(498,683)	(522,584)	(1,021,267)	(151,732)	(593,850)	(745,582)

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

22  Insurance (not reviewed by auditors)

The Company and its subsidiaries have adopted a policy of maintaining insurance coverage at levels that management considers adequate to cover any risks related to liability or damages involving their assets. Due to the characteristics of the operations carried out in multiple locations, management takes out insurance for maximum possible loss in a single event, which covers fire, comprehensive general liability and miscellaneous risks (storms, lightning and floods). The Company also takes out insurance for the transportation of goods, personal injury and vehicles.

23  Private pension plan

a.  Defined contribution plan

The Company and its subsidiary Concórdia S.A. C.V.M.C.C. are the sponsors of a defined contribution social security plan for employees managed by Fundaçao Attílio Francisco Xavier Fontana.

The supplementary pension benefit is defined as the difference between (i) the benefit wage (updated average of the last 12 participation salaries, limited to 80% of the last participation salary) and (ii) the amount of the pension paid by the National Institute of Social Security. The supplementary benefit is updated on the same base date and in accordance with the rates applicable to the main activity category of the Company, discounting real gains.

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for the supplementary disability compensation. The Company’s contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of Fundaçao Attilio Francisco Xavier Fontana.

At June 30, 2006 and 2005, the parent company contributions totaled R$994 and R$1,012 respectively, and the consolidated contributions, R$1,030 and R$1,039, respectively.

According to the Foundation’s statutes, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

At June 30, 2006 the Foundation had a total of 21,071 participants (21,357 at March 31, 2006), of which 17,438 were active participants (17,760 at March 31, 2006).

b.  Defined contribution plan

As from January 1, 2003, the Company began to adopt new supplementary social security plans under the defined contribution modality for all employees hired by Sadia and its subsidiaries. Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the Company is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1.5% and 6% of the employee’s remuneration, observing a contribution limit that is updated annually. The contributions made by the Company at June 30, 2006 and 2005 totaled R$1,336 and R$1,071 respectively. As of June 30, 2006 this plan had 13,839 participants (13,325 at December 31, 2005).

24  Additional information

The statements of cash flow and added value are presented as additional information to the financial information.

a.  Statement of cash flow

The statement of cash flow was prepared by the indirect method based on accounting records in accordance with the instructions established in NPC 20 of the Brazilian Institute of Independent Auditors (IBRACON).

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

	Parent company		Consolidated

	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Net income for the period	84,764	236,988	84,536	245,126

Adjustments to reconcile net income to cash generated by operating activities:

Variation in minority interest	-	-	(364)	1,043
Accrued interest, net of paid interest	36,820	(107,913)	3,924	(144,454)
Depreciation, amortization and depletion allowances	109,099	88,601	109,337	88,861
Amortization of goodwill in acquisition of investments	13,139	-	13,139	-
Equity in income (loss) of subsidiaries	(73,765)	(80,606)	645	133,582
Deferred taxes	(25,404)	17,067	(25,521)	18,446
Contingencies	4,873	8,411	3,984	8,582
Disposal of permanent assets	4,532	1,578	5,098	1,578

Variation in operating assets and liabilities
Trade accounts receivable	114,306	209,540	156,173	(170,997)
Inventories	(165,404)	(153,227)	(224,862)	(136,862)
Recoverable taxes and others	(9,363)	(177,334)	(23,892)	(191,322)
Judicial deposits	(725)	(2,126)	(725)	(2,126)
Suppliers	(33,985)	75,813	(33,909)	82,143
Advances from subsidiaries	573.,755	383,294	-	-
Taxes payable, salaries payable and others	(70,732)	(4,355)	(50,747)	(7,912)

Net cash generated by operating activities	561,910	495,731	16,816	(74,312)

Investment activities
Funds from the sale of permanent assets	544	1,267	572	1,267
Investments in subsidiaries	(1,000)	(25,363)	-	-
Purchase of property, plant and equipment	(484,955)	(286,111)	(489,036)	(288,247)
Portion paid in the acquisition of a subsidiary, net of cash	(485)	(26,807)	(485)	(26,807)
Short-term investments	(552,701)	(264,050)	(2,602,723)	(867,305)
Redemption of investments	548,362	242,041	2,414,338	1,014,352

Net cash from investment activities	(490,235)	(359,023)	(677,334)	(166,740)

Loans
Loans received	647,035	421,372	1,799,420	1,103,407
Loans repaid	(516,268)	(471,534)	(925,954)	(828,099)
Dividends paid	(127,290)	(82,227)	(127,290)	(82,227)
Loans to subsidiaries	4,882	-	-	-
Purchase of treasury shares	-	(991)	-	(991)

Net cash from loans	8,359	(133,380)	746,176	192,090
Cash and cash equivalents at beginning of period	148,716	84,270	196,306	155,600
Cash and cash equivalents at end of period	228,750	87,598	281,964	106,638

Net increase (decrease) in cash	80.034	3.328	85,658	(48,962)

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

b.  Statement of consolidated added value

The statement of added value presents generation and distribution of revenues as presented in the statement of income for the period. Said revenues were basically distributed among human resources, third-party capital, government and shareholders.

The statement of added-value was prepared based on the model provided by the Institute for Accounting, Actuarial and Financial Research of the University of Sao Paulo.

	Consolidated

	June, 30 2006	June 30, 2005

Revenues/income	3,550,737	3,880,079
Revenues generated by operations	3,463,058	3,900,973
Sale of products, goods and services	3,463,058	3,900,973
Income from third parties	87,679	(20,894)

Other operating results	(7,311)	249
Financial income	101,899	110,187
Equity pickup	(645)	(133,582)
Other nonoperating results	(6,264)	2,252
Raw materials acquired from third parties	(1,695,195)	(1,968.807)
Services rendered by third parties	(700,214)	(681.233)

Added value to be distributed	1,155,328	1,230,039
Distribution of added value
Human resources	490,597	447,019
Interest on third-party capital	37,419	(73,352)
Government	418,466	516,911
Shareholders (dividends)	50,000	55,977
Retention	158,846	283,484

Depreciation/amortization/depletion	122,476	88,861
Retained profits	33,937	188,105
Others	2,433	6,518

Sadia S.A.

Board of Directors

Walter Fontana Filho
Chairman

Eduardo Fontana D’Ávila
Member

Osório Henrique Furlan
Member

Alcides Lopes Tápias
Member

Everaldo Nigro dos Santos
Member

Francisco Silverio Morales Cespede
Member

José Marcos Konder Comparato
Member

Luiza Helena Trajano Inácio Rodrigues
Member

Norberto Fatio
Member

Romano Ancelmo Fontana Filho
Member

Sérgio Fontana dos Reis
Member

Vicente Falconi Campos
Member

Sadia S.A.

Officer

Gilberto Tomazoni
Chief Executive Officer

Luiz Gonzaga Murat Júnior	Ernest Sícoli Petty
Chief Financial Officer and Investor Relations Director	Supply Director

Cláudio Lemos Pinheiro	Flávio Luís Fávero
Administrative and Controllership Director	Industrialized Production Director

Flávio Riffel Schmidt	Gilberto Meirelles Xandó Baptista
Information Technology Director	Internal Market Commercial Director

Luiz Gonzaga Lima de Sá.	Guilhermo Henderson Larrobla
Institutional and Legal Relations Director	International Sales Director

Adilson Serrano Silva	José Augusto Lima de Sá
Human Resources and Management Director	International Relationships Director

Alexandre de Campos	Paulo Francisco Alexandre Striker
International Sales Director	Logistics Director

Antonio Paulo Lazzaretti	Roberto Banfi
Technology and Quality Guarantee Director	International Sales Director

Ricardo Fernando Thomas Fernandes	Valmor Savoldi
Grain Purchase Director	Planning, Logistics and Supplies Director

Sérgio Carvalho Mandin Fonseca	Ronaldo Korbag Muller
National Sales Director	Poultry Production Director

* * *

Gustavo Teixeira de Freitas	Giovanni F, Lipari
Accounting Manager	Accountant
CRC 1SP201389/0-7